December 12, 2014

Pamela Long
Assistant Director
Securities and Exchange Commission
RE: First Fixtures, Inc.
Registration Statement on Form S-1 Amendment no. 2
Filed November 12, 2014
File No. 333-197443

Dear Ms. Long,

In response to your letter dated November 20, 2014, the following information, corresponding sequentially to the paragraphs in your letter, is hereby submitted on behalf of First Fixtures, Inc. (the “Company”). Amendment no. 3 to the Form S-1 is being filed concurrently with this letter.

The Company has made certain changes in the Form S-1 filing in response to the Staff’s comments. For your convenience, we have reproduced below the comments contained in the Staff’s November 20, 2014 letter in italicized text immediately before our response.

General

1.	Please update your financial statements for the period ending September 30, 2014 in accordance with Rule 8-08 of Regulations S-X.

Response: We have updated our financial statements in accordance with your recommendation.

Item 1. Forepart of the Registration Statement and Outside Front Cover of Prospectus, page 4

2.
We note that your revised disclosure in response to comment 5 in our letter dated October 27, 2014 remains incorrect. If you sell 100% of your shares, your net proceeds, will be $92,750. If you sell 75% of your shares, your net proceeds, will be $67,750. If you sell 50% of your shares, your net proceeds, will be $42,750. If you sell 25% of your shares, your net proceeds, will be $17,750. Please revise your disclosure on both pages 4 and 16.

Response: We have revised our disclosure on pages 4 and 16 in accordance with your recommendation.

Business Development, page 23

3.	Please disclose your supplemental response to comment seven in our letter dated October 27, 2014 within your registration statement.

Response: We have revised our disclosure as follows: “Although our potential supplier has an “Add to Basket” on their website, there is no customer accessible “Check Out” function nor customer accessible “Payment” function” on our potential supplier’s website. Therefore, we are of the opinion that potential First Fixtures customers cannot buy directly from our potential supplier.”

Exhibit 23.1 – Consent of Independent Registered Public Accounting Firm

4.	On page 23, you identify Sadler Gibb LLC as an expert. Please obtain a revised consent with language consenting to such reference. Refer to Section 436(b) of Regulation C.

Response: We have provided a revised consent in accordance with your request.

We trust our responses meet with your approval.

Sincerely,

By:	/s/ Colin Povall
Colin Povall
President